82- 34714

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Imperial Metals Corporation
Symbol :	III
Reporting Period:	07/01/2006 - 07/31/2006

Summary

Issued & Outstanding Opening Balance :	29,995,582	As at :	07/01/2006

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	11,560
Issued & Outstanding Closing Balance :	30,007,142

SUPPL

Other Issuances and Cancellations


06015905

Effective Date	Transaction Type	Number of Securities
07/28/2006	Convertible Bonds/Notes/Loans/Debentures	5,780

Filer's comment

Conversion of CD 19 @ $8.65 face value.

Effective Date	Transaction Type	Number of Securities
07/26/2006	Convertible Bonds/Notes/Loans/Debentures	5,780

Filer's comment

Conversion of CD 31 @ $8.65 face value.

Totals	11,560

Filed on behalf of the Issuer by:

Name:	Rio Budhai
Phone:	604 488 2659
Email:	riobudhai@imperialmetals.com
Submission Date:	08/03/2006 12:26:36
Last Updated:	08/03/2006 12:21:46

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